

Mail Stop 4628

January 26, 2018

Scott Bender
President and Chief Executive Officer
Cactus, Inc.
920 Memorial City Way, Suite 300
Houston, TX 77024

> **Re: Cactus, Inc.**
> **Registration Statement on Form S-1**
> **Response Dated January 22, 2018**
> **File No. 333-222540**

Dear Mr. Bender:

We have reviewed your January 22, 2018 correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 49

1.   Please provide us with a reconciliation of the pro forma net tangible book value and adjusted pro forma net tangible book value amounts shown in this section to your pro forma financial statements. In your response, clarify which pro forma adjustments related to the corporate reorganization, but not directly related to the offering proceeds are excluded from these amounts. Refer to Item 506 of Regulation S-K.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-8

2.   Expand your disclosure to clarify the basis for the income tax expense adjustment (j), and provide us with the calculation supporting the adjustment. Additionally, provide us with further detail to support the allocation of net income (loss) attributable to Cactus, Inc. and the non-controlling interests.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Legal Branch Chief
                                        Office of Natural Resources

cc: Adorys Velazquez
        Vinson & Elkins LLP